Exhibit 99.74

Press Release

for immediate release

PROMETIC REPORTS ITS Q4-2017 AND YE-2017 FINANCIAL RESULTS AND PROVIDES UPDATE ON ACTIVITIES

•	Lead drug candidates (PBI-4050 and RYPLAZIM™ (plasminogen)) continue to deliver consistent and positive clinical activity and tolerability data

•	52 week average PBI-4050 treatment in Alström Syndrome patients generated positive clinical data indicating fibrosis reversal in multiple organs

•	FDA clearance to initiate PBI-4050 pivotal Phase 3 trial in patients with idiopathic pulmonary fibrosis

•	Update on RYPLAZIM™ (plasminogen) BLA review process – PDUFA action date

•	Update on deal with Shenzhen Royal Asset Management (“SRAM”)

LAVAL, QUEBEC, CANADA – March 28, 2018 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (Prometic) reported today its fourth quarter and year ended December 31, 2017 highlights and financial results.

“In 2017, Prometic continued to deliver positive clinical activity and tolerability data in its key clinical development programs. Both of our therapeutic platforms’ respective lead drug candidates, PBI- 4050 and plasminogen, have great commercial potential targeting both niche and large unmet medical needs,” said Pierre Laurin, President and Chief Executive Officer of Prometic. 2017 provided us with the opportunity to strengthen our pipeline of products, realign our clinical program priorities and focus on specific clinical indications where we will be able to play a leading role with defined competitive advantages. We are fortunate to have the ability to pursue clinical development of many different indications with the same assets and we intend to take full advantage of this rare situation”.

Commenting on the 2017 financial results, Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer said: “With the exception of one large provision relating to the bad debt associated with the SRAM receivable, our underlying 2017 financial results built consistently quarter-to-quarter, finishing in line with our expectations, objectives and earlier guidance. We have stabilized our R&D and administrative, selling and marketing expenses at targeted levels and invested selectively to put in place our commercial infrastructure in anticipation of the commercial launch of plasminogen and other drug candidates.

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The recent realignment of our clinical development program will ensure we can prioritize the advancement of our most promising clinical assets consistent with our capital resources in a way that is aligned in both scale and timing, with the financial resources available. We remain mindful of the need to balance the maintenance of an appropriate capitalization level with both the expectation of our shareholders and the availability and cost of financing available. We are fully focused on non-dilutive financing activities, including the pursuit of meaningful licensing opportunities, to deliver that financial flexibility, and to act as a foundation for long-term financial stability.”

Small Molecule Therapeutics Highlights and Updates:

Prometic researched the activity of its drug candidates such as PBI-4050 in over 30 different preclinical models in collaboration with universities and institutions. PBI-4050 was also investigated in three separate phase 2 clinical trials, which support the translation of these preclinical results into humans and help pave the way for the initiation of a pivotal phase 3 clinical trial for IPF in the USA.

Update: The Corporation announced the publication in the American Journal of Pathology of the novel antifibrotic mechanism of action of its small molecule lead drug candidate, PBI-4050. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” documents the discovery of an antifibrotic pathway involving these two receptors acting as dual master switches.

PBI-4050 (for Alström Syndrome)—Prometic announced that its orally active lead drug candidate, PBI-4050, was granted an orphan drug designation for the treatment of Alström Syndrome (“AS”) by the European Commission. The company also announced that PBI-4050 has been issued a Promising Innovative Medicine (“PIM”) designation by the UK Medicines and Healthcare Products Regulatory Agency (“MHRA”) for the treatment of AS. An orphan drug designation status had been previously granted, by the FDA, for Prometic’s orally active, anti-fibrotic, lead drug candidate, PBI-4050, for the treatment of Alström Syndrome.

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Prometic announced that longer-term data from its on-going Phase 2 open label clinical trial of PBI-4050 in subjects suffering from AS in the UK confirm that the clinical activity previously observed was sustained during prolonged treatment. The clinical study had then enrolled 12 subjects. Given the evidence of clinical activity and continuing tolerability, the Data Safety Monitoring Board (DSMB) and Medicines and Healthcare products Regulatory Agency (MHRA) allowed for two successive extensions in the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (for a total of 72 weeks). This last extension was to ensure that subjects could remain on treatment while the regulatory authorities were reviewing a rollover protocol which, if approved, would allow subjects to remain on treatment for an additional period of up to 96 weeks, or until regulatory approval is obtained in the UK.

Update : Prometic reported on March 28, 2018 positive clinical data from ongoing PBI-4050 study in Alström syndrome patients.

PBI-4050 (for IPF)—Prometic received FDA Investigational New Drug (IND) approval to commence its pivotal Phase 3 clinical trial of its oral anti-fibrotic lead drug candidate, PBI-4050, in patients suffering from IPF. The FDA had granted Fast Track designation to PBI-4050 and the candidate also received a Promising Innovative Medicine (PIM) designation by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) as add-on treatment to nintedanib in patients with IPF.

Update: Prometic received IND approval from the FDA to commence its PBI-4050 pivotal Phase 3 clinical trial in patients suffering from Idiopathic Pulmonary Fibrosis (“IPF”).

Based on feedback from the FDA, Prometic now will undertake an “all comers study”. The enrollment criteria will be greatly simplified so that the study will enroll patients with mild-to-moderate IPF, regardless of whether they are on background standard of care with nintedanib (OFEV®) or not. Therefore, the study will provide efficacy data on both PBI-4050 as a stand-alone agent, and as an add-on to nintedanib, and will be part of the dataset to support a simple, all-inclusive indication “for the treatment of IPF”. Patients will be randomized to receive placebo, or one of two doses of PBI-4050 (800 mg or 1,200 mg) for a total of 52 weeks. An interim analysis will be conducted at 26 weeks. The primary endpoint is the annual rate of decline in forced vital capacity (FVC), the total amount of air exhaled during a forced breath, (expressed in mL) and measured over 52 weeks (mL/year). Patients taking pirfenidone will be excluded because of a known drug-drug interaction between pirfenidone and PBI-4050.

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PBI-4050, PBI-4547 AND PBI-4425 (development and commercialization in China)—In August 2017, the Company entered into a licensing agreement and partnership agreement with Jiangsu Rongyu Pharmaceuticals Co, LTD and Nanjing Rongyu Biothech Co., LTD, affiliates of Shenzhen Royal Asset Management Co., LTD (collectively, “SRAM”), regarding the licensing of the Chinese rights to its small molecules PBI-4050, PBI-4547 and PBI-4425.

Update: In October 2017, the Chinese government disclosed a series of regulatory measures favorable to foreign companies seeking to commercialize therapeutics in China. These reflect the government’s aim to change China from a “Me too” to a “Me first” philosophy of drug development and has now turned China into a “strategic” and “vital” market for pharmaceutical companies. Such measures include changes in the regulatory system allowing the use of clinical data generated outside of China, a faster review thereof as well as lower taxes on selected drugs. The mounting strategic interest in the Chinese market expressed by several pharma companies with whom the Company is having business development discussions, and the fact that we believe that we would be in a position to potentially advance IPF in China independently, has contributed to Prometic’s decision to exercise its right to terminate the agreements with SRAM. By holding 100% of the rights for PBI-4050 and its analogues for all indications in China keeps all of Prometic’s options open to maximise the value of its assets in this important market.

Plasma-Derived Therapeutics Highlights and Updates:

RYPLAZIMTM (plasminogen)—for congenital plasminogen deficiency—Prometic completed the filing of its plasminogen Biologics License Application (“BLA”) with the FDA for the treatment of patients with congenital plasminogen deficiency. Prometic’s plasminogen had earlier been granted Orphan Drug and Fast Track Designations by the FDA for said indication.

Prometic announced new long-term clinical data from its pivotal Phase 2/3 trial of RYPLAZIM™ (plasminogen) in patients with congenital plasminogen deficiency. The data demonstrated that in 10 patients treated with RYPLAZIMTM (plasminogen) for a total of 48 weeks, there was no observed recurrence of lesions and no tolerability issues observed related to this longer- term dosing. Prometic had previously reported clinical data from this pivotal Phase 2/3 trial, in which Prometic observed that RYPLAZIMTM (plasminogen) treatment consistently replaced and maintained the plasminogen concentration in plasma at an adequate level and that all lesions resolved in all 10 patients treated for 12 weeks. Under the same pivotal Phase 2/3 protocol, these 10 patients had been treated for an additional 36 weeks, for a total drug exposure period of 48 weeks.

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The FDA granted a Rare Pediatric Disease Designation to Prometic’s RYPLAZIMTM (plasminogen) for the treatment of patients with congenital plasminogen deficiency..

The FDA accepted the filing of Prometic’s BLA for its RYPLAZIMTM (plasminogen) replacement therapy and granted priority review status and set a Prescription Drug User Fee Act (PDUFA) action date for April 14, 2018.

Update: The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. Since filing the current BLA, Prometic has accumulated additional clinical data encompassing more than 3,200 infusions of RYPLAZIM™ (plasminogen) over treatment periods exceeding 48 weeks during which similar clinical activity and tolerability profiles, as previously reported, were observed. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of RYPLAZIM™ (plasminogen) which would further support Prometic’s claims of the strong health economics benefit associated with the use of RYPLAZIM™ (plasminogen).

The FDA’s review of the BLA raised no issues regarding the clinical data for the accelerated approval. The FDA has, however, identified the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (CMC) section of its BLA. These changes require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of RYPLAZIM™ (plasminogen). While Prometic is expecting to complete said implementation and validation in April 2018, it will be necessary to manufacture additional RYPLAZIM™ (plasminogen) lots to support the implementation and validation of these process changes. Prometic expects to complete the manufacturing of the additional validation lots in the summer of 2018 and anticipates being able to provide the FDA with such new CMC data for its review in the fourth quarter of 2018, which is beyond the Prescription Drug User Fee Act (PDUFA) date of April 14, 2018. The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time instead of through the originally agreed upon supplemental BLA process. This process will allow the FDA to consider granting full-licensure under the current BLA. If granted, this is expected to allow a faster sales ramp-up from launch than could have been achieved had provisional licensure been obtained by the current PDUFA date. The Company continues to interact with the FDA and will provide a further update when it is in a position to disclose a new PDUFA date. The FDA indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for RYPLAZIM™ (plasminogen) for the treatment of congenital plasminogen deficiency.

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RYPLAZIM™ (plasminogen)—for IPF—Orphan drug designation status was granted to Prometic’s RYPLAZIM™ (plasminogen) for the treatment of Idiopathic Pulmonary Fibrosis (“IPF”) by the FDA. In an animal model that emulates pulmonary fibrosis in humans, Prometic’s RYPLAZIM™ (plasminogen) performed favorably compared to recently- approved IPF drugs to treat this condition. We observed that RYPLAZIM™ (plasminogen) significantly reduced tissue scarring in the lungs, indicating the potential for providing clinically significant improvement and stabilization in lung function.

RYPLAZIM™ (plasminogen) – for Acute Lung Injury / Acute Respiratory Distress Syndrome—The Company presented new data at the 2017 American Thoracic Society (ATS) International Conference in Washington, D.C. demonstrating the benefits of plasminogen administration in reducing lung injury in a gold standard animal model of ALI/ARDS associated with acute pancreatitis.

Plasminogen—for Chronic Tympanic Membrane Perforation -The Company received approval by the Swedish Medical Products Agency to commence a clinical trial with its plasminogen therapy in patients suffering from chronic tympanic membrane perforation (chronic TMP). The is a dose escalation, randomized, placebo- controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic tympanic membrane perforation. Up to 33 adult patients are expected to be enrolled. The study is being conducted at a single center in Sweden, under the supervision of Cecilia Engmér Berglin, MD, PhD from the Department of Otorhinolaryngology at Karolinska University Hospital in Stockholm, Sweden. The Karolinska University Hospital is the second largest ear/nose/throat center in the world.

Plasminogen – for Diabetic Foot Ulcers—The Company received approval by the Swedish Medical Products Agency (MPA) Clinical Trial Application (CTA) to commence a Phase 2 clinical trial of its plasminogen therapy in patients suffering from diabetic foot ulcers (DFU). The Phase 2 clinical trial is a prospective, dose escalation study of the safety, feasibility and initial efficacy of subcutaneous plasminogen for the treatment of DFU in 20 adult subjects. The study is being conducted in one study center in Sweden, under the supervision of Dr. Jan Apelqvist, an expert in the field of diabetic foot ulcers and hard to treat wounds from the Department of Endocrinology, Division of Clinical Sciences at Skane University Hospital in Malmö, Sweden.

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IVIG for Primary Immunodeficiency Disorder (PIDD)—The Company announced positive interim six-month clinical data from its ongoing pivotal IVIG Phase 3 clinical trial in patients suffering from primary immunodeficiencies (PID). Review of the data by the Data Safety Monitoring Board (DSMB) confirmed no significant safety issues and that clinical activity appeared to be comparable to existing commercial IVIG products. This data meets Health Canada’s requirements for a New Drug Submission (NDS) filing with at least 20 evaluable PID patients treated with Prometic’s IVIG for a minimum six-month period together with comparison data from a similar six-month period during which patients received comparable approved commercial IVIG products. Forty-nine adult and 10 pediatric patients have completed at least six months of treatment with Prometic’s IVIG in the current trial. Comparisons with the approved products include safety, Immunoglobulin (IgG) levels, frequency of infections, use of antibiotics, periods of hospitalization due to severe infections and missed days of school or work.

These results from its pivotal IVIG Phase 3 trial will enable Prometic to complete the clinical portion of its New Drug Submission with Health Canada.

Update: The ongoing non-inferiority phase 3 clinical trial for IVIG in adults, required for the filing of a BLA in the USA, is expected to be completed in the first quarter of 2018 followed by the pediatric cohort completion in the first quarter 2019.

INTER ALPHA-ONE INHIBITOR PROTEINS (IAIP)—for the treatment of Necrotising Enterocolitis in Neonates (NEC) a condition that accounts for approximately 19% of the US’s annual neonatal medical expenditures as well as an estimated $5 billion in annual hospitalization costs in the US.

Update: The Company received from the FDA a Rare Pediatric Disease Designation for its IAIP for the treatment of NEC. In addition to the Rare Pediatric Disease Designation, IAIP was also granted an Orphan Drug Designation by the FDA in February 2018.

Bioseparation Technologies Highlights:

The Company received a $9.5 million purchase order for the supply of affinity resin to an existing client, a global leader in the biopharmaceutical industry. This purchase order is part of an ongoing license and long-term supply agreement previously secured with the client. Supply of the affinity resin (manufactured by Prometic at its Isle of Man facility) to the client began in the second half of 2017 and will continue throughout 2018. Prometic’s client is using the resin for large-scale purification of a therapeutic protein product manufactured in large quantities.

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Corporate Highlights:

Prometic closed a $53.1 million bought deal equity offering of common shares through the syndicate of underwriters led by Cantor Fitzgerald Canada Corporation as the lead underwriter and sole bookrunner, and including RBC Dominion Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Desjardins Securities Inc. and Echelon Wealth Partners Inc. Prometic issued 31,250,000 common shares of at a price of $1.70 per share for gross proceeds of $53.1 million. In addition, Prometic completed a concurrent, non-brokered private placement of 5,045,369 common shares of at a price of $1.70 per common share (the “Private Placement”) with Structured Alpha LP (“SALP”), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc. following the exercise by SALP of its pre-emptive right to participate in any future public offering of Prometic’s common shares. The $ 8.6 million in proceeds from the Private Placement were used to offset and reduce the total amount owed by Prometic to SALP pursuant to the previously mentioned Loan entered into in April, 2017.

Prometic closed the previously mentioned USD $80 million (CAD $100 million) credit facility with SALP. As partial consideration for establishing the credit facility, Prometic granted SALP an initial 10 million warrants with an exercise price of CAD $1.70 per common share with a term expiring June 30, 2026, alongside an additional 44 million warrants at the same exercise price and term, which will vest in tranches each time Prometic draws an additional amount of USD $ 10 million (CAD $12.5 million) under the Credit Facility. Drawing on the first 4 tranches of USD $10 million (CAD $12.5 million) would each cause 5 million warrants to vest, whereas drawing on the second set of 4 tranches of USD $10 million (CDN $12.5 million) would each cause 6 million warrants to vest. All amounts drawn from the credit facility will bear interest of 8.5% per annum and the principal will be repayable on November 30, 2019.

2017 Year-End Financial Results

Total revenues for the year ended December 31, 2017 were $39.1 million compared to $16.4 million for the year ended December 31, 2016. Revenues from milestones and licensing revenues for the year ended December 31, 2017 were $19.7 million; there were no milestones and licensing revenues for the year ended December 31, 2016.

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The Company incurred a net loss of $120.0 million during the year ended December 31, 2017 compared to a net loss of $110.7 million in 2016, representing an increase in the net loss of $9.3 million.

The Company incurred total R&D costs of $100.4 million during the year ended December 31, 2017 compared to $87.6 million during the year ended December 31, 2016. R&D expenses include the manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and other R&D purposes. The manufacturing cost of these therapeutics represents approximately $34.0 million of the $100.4 million in R&D expenses during the year ended December 31, 2017 and $33.2 million of the $87.6 million in R&D expenses during the year ended December 31, 2016. This represents an increase of $0.8 million during the year ended December 31, 2017 compared to the corresponding period in 2016.

Other R&D expenses, excluding the manufacturing cost of therapeutics to be used in R&D activities discussed above, were $66.4 million during the year ended December 31, 2017 compared to $54.4 million for the corresponding period in 2016, representing an increase of $12.0 million. The increase is partially due to higher salary and benefit expenditures by approximately $6.4 million reflecting the increase in employees working on the clinical trials and at our research centers. In addition, Contract Research Organizations (“CRO”) and investigator expenses incurred in relation to the clinical trials and pre-clinical activities increased by $2.3 million reflecting the increase in the number of trials in progress, the duration and higher patient enrolment of the trials.

Administrative, selling and marketing expenses amounted to $ 31.4 million during the year ended December 31, 2017 compared to $28.5 million during the year ended December 31, 2016. The increase is mainly attributable to the increase in consulting expenses of $3.0 million incurred in relation to the preparation for the plasminogen launch.

2017 Fourth Quarter Financial Results

Total revenues for the fourth quarter ended December 31, 2017 were $6.6 million compared to $4.1 million for the fourth quarter ended December 31, 2016. Revenues from the sale of goods amounted to $5.5 million for the fourth quarter ended December 31, 2017, compared to $3.3 million for the quarter ended December 31, 2016. There were no milestones and licensing revenues for the fourth quarters of either 2017 or 2016.

R&D expenses remained stable at $28.2 million during the quarter ended December 31, 2017 compared to $28.0 million for the corresponding period in 2016.

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Administrative, selling and marketing expenses amounted to $8.7 million during the fourth quarter of 2017, compared to $ 12.0 million for the quarter ended December 30, 2016 representing a decrease of $3.2 million due mainly to the severance, salary and benefit expenditures of $2.1 million in rationalization efforts at Telesta following the acquisition in the last quarter of 2016.

Bad debt expense

Bad debt expense was $20.5 million during the year and the quarter ended December 31, 2017 compared to $0.8 million for the corresponding periods in 2016, representing an increase of $19.7 million. The current year expense is due to the write-off, affecting the fourth quarter of 2017, of the amounts due in regards to a license agreement. The licensee having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018, thereby returning all the rights previously conferred under the license agreement back to Prometic.

Conference Call Information

Prometic will host a conference call at 8:00 am (ET) on Thursday March 29, 2018. The telephone numbers to access the conference call are (647) 427-7450 and 1-888-231-8191 (toll-free). A replay of the call will be available from Thursday March 29, 2018 at 10:00 am until April 5, 2018. The numbers to access the replay are 1-416-849-0833 (passcode: 9793595) and 1-855-859-2056 (passcode: 9793595). A live audio webcast of the conference call, with slides, will be available through the following :

https://event.on24.com/wcc/r/1641885/F1524EE1A546B03D77815DB3A675E180

Additional Information in Respect to the Fourth Quarter and Year ended December 31, 2017

Prometic’s MD&A and 2017 consolidated financial statements for the quarter and year ended December 31, 2017 will be filed on SEDAR (http://www.sedar.com) and will be available on the Company’s website at www.prometic.com.

About Prometic Life Sciences Inc.

Prometic Life Sciences Inc. (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs in the field of fibrosis and orphan diseases. The first platform, small molecule therapeutics, stems from the discovery of two receptors GPR40/GPR84 acting as dual master-switches which are at

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the core of the healing process as opposed to fibrosis. The second platform, plasma-derived therapeutics, leverages Prometic’s vast experience in bioseparation technologies to address unmet medical needs with therapeutic proteins not currently commercially available, such as RYPLAZIM™ (plasminogen). Prometic is also leveraging the second platform higher recovery yield advantage to develop some more established plasma-derived therapeutics with significant growth in demand such as Intravenous Immunoglobulin (IVIG) and provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Globally recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments. Headquartered in Laval (Canada), Prometic has R&D facilities in the UK, the U.S. and Canada, manufacturing facilities in the UK and commercial activities in the U.S., Canada, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

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For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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